UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Chindata Group Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

16955F107**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “CD.” Each ADS represents two Class A ordinary shares. No CUSIP number assigned to the Issuer’s Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:16955F107

(1)	NAME OF REPORTING PERSONS
Jing Ju
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
55,921,988 Class B Ordinary Shares(1)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
41,408,142 Class B Ordinary Shares(2)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,408,142 Class B Ordinary Shares(2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%(3)
(12)	TYPE OF REPORTING PERSON
IN

1

Consists of (i) 32,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 5,667,164 Class B ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of December 31, 2020, held by Abiding Joy Limited, and (iii) the voting power of the 17,633,120 Class B ordinary shares held by BCPE Stack ESOP Holdco Limited, or the ESOP Holdco, the incentive plan holding entity for the Issuer’s ESOP Holdco Plan, for which it has given Abiding Joy Limited a proxy to vote such ordinary shares. In addition, the Reporting Person has the right to acquire 3,119,274 Class B ordinary shares (the “Underlying Shares”) upon vesting of the Issuer’s ESOP Holdco Class B Shares held by Mr. Jing Ju and exercise of the right to elect to exchange all of such vested ESOP Holdco Class B Shares into the Issuer’s Class B ordinary shares within 60 days of December 31, 2020. The Issuer’s Class B ordinary shares underlying its ESOP Holdco Class B Shares have been issued to the ESOP Holdco and are outstanding. Accordingly, the voting power of the ESOP Holdco as described in (iii) has reflected that of the Underlying Shares of the Reporting Person. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

2

Consists of (i) 32,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 5,667,164 Class B ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of December 31, 2020, held by Abiding Joy Limited, and (iii) the Underlying Shares, namely, the 3,119,274 Class B ordinary shares issuable upon vesting of the Issuer’s ESOP Holdco Class B Shares held by Mr. Jing Ju and exercise of the right to elect to exchange all of such vested ESOP Holdco Class B Shares into the Issuer’s Class B ordinary shares within 60 days of December 31, 2020.

3

Calculation is based upon a total of 730,459,381 ordinary shares (being the sum of 344,577,783 Class A ordinary shares and 385,881,598 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP NO.:16955F107

(1)	NAME OF REPORTING PERSONS
Abiding Joy Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
55,921,988 Class B Ordinary Shares(4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
41,408,142 Class B Ordinary Shares(5)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,408,142 Class B Ordinary Shares(5)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%(6)
(12)	TYPE OF REPORTING PERSON
CO

4

Consists of (i) 32,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 5,667,164 Class B ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of December 31, 2020, held by Abiding Joy Limited, and (iii) the voting power of the 17,633,120 Class B ordinary shares held by BCPE Stack ESOP Holdco Limited, or the ESOP Holdco, the incentive plan holding entity for the Issuer’s ESOP Holdco Plan, for which it has given Abiding Joy Limited a proxy to vote such ordinary shares. In addition, the Reporting Person has the right to acquire 3,119,274 Class B ordinary shares (the “Underlying Shares”) upon vesting of the Issuer’s ESOP Holdco Class B Shares held by Mr. Jing Ju and exercise of the right to elect to exchange all of such vested ESOP Holdco Class B Shares into the Issuer’s Class B ordinary shares within 60 days of December 31, 2020. The Issuer’s Class B ordinary shares underlying its ESOP Holdco Class B Shares have been issued to the ESOP Holdco and are outstanding. Accordingly, the voting power of the ESOP Holdco as described in (iii) has reflected that of the Underlying Shares of the Reporting Person. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

5

Consists of (i) 32,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 5,667,164 Class B ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of December 31, 2020, held by Abiding Joy Limited, and (iii) the Underlying Shares, namely, the 3,119,274 Class B ordinary shares issuable upon vesting of the Issuer’s ESOP Holdco Class B Shares held by Mr. Jing Ju and exercise of the right to elect to exchange all of such vested ESOP Holdco Class B Shares into the Issuer’s Class B ordinary shares within 60 days of December 31, 2020.

6

Calculation is based upon a total of 730,459,381 ordinary shares (being the sum of 344,577,783 Class A ordinary shares and 385,881,598 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1(a).Name of Issuer:

Chindata Group Holdings Limited

Item 1(b).Address of Issuer’s Principal Executive Offices:

No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People’s Republic of China

Item 2(a).Name of Person Filing:

(i) Jing Ju; and

(ii) Abiding Joy Limited (collectively, the “Reporting Persons”)

Item 2(b).Address of Principal Business Office or, if None, Residence:

For Jing Ju

No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012

The People’s Republic of China

For Abiding Joy Limited

Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola

British Virgin Islands

Item 2(c).Citizenship or Place of Organization:

Jing Ju — The People’s Republic of China

Abiding Joy Limited — The British Virgin Islands

Item 2(d).Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share, of the Issuer

The Issuer’s ordinary shares consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances

Item 2(e).CUSIP Number:

16955F107

This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, each ADS represents two Class A ordinary shares. No CUSIP number assigned to the Issuer’s Class A ordinary shares.

Item 3.Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.Ownership:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Percent of Aggregate Voting Power(2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Jing Ju	41,408,142 (3)	5.7%	13.7%	55,921,988(4)	0	41,408,142(3)	0
Abiding Joy Limited	41,408,142 (3)	5.7%	13.7%	55,921,988(4)	0	41,408,142(3)	0

_____________

Notes:

(1)

The percentage of class of securities beneficially owned by each Reporting Person is based upon a total of 730,459,381 ordinary shares (being the sum of 344,577,783 Class A ordinary shares and 385,881,598 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

(2)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 344,577,783 Class A and 385,881,598 Class B ordinary shares of the Issuer as a single class as of December 31, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

Consists of (i) 32,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 5,667,164 Class B ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of December 31, 2020, held by Abiding Joy Limited, and (iii) the Underlying Shares, namely, the 3,119,274 Class B ordinary shares issuable upon vesting of the Issuer’s ESOP Holdco Class B Shares held by Mr. Jing Ju and exercise of the right to elect to exchange all of such vested ESOP Holdco Class B Shares into the Issuer’s Class B ordinary shares within 60 days of December 31, 2020.

(4)

Consists of (i) 32,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 5,667,164 Class B ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of December 31, 2020, held by Abiding Joy Limited, and (iii) the voting power of the 17,633,120 Class B ordinary shares held by BCPE Stack ESOP Holdco Limited, or the ESOP Holdco, the incentive plan holding entity for the Issuer’s ESOP Holdco Plan, for which it has given Abiding Joy Limited a proxy to vote such ordinary shares. In addition, the Reporting Person has the right to acquire 3,119,274 Class B ordinary shares (the “Underlying Shares”) upon vesting of the Issuer’s ESOP Holdco Class B Shares held by Mr. Jing Ju and exercise of the right to elect to exchange all of such vested ESOP Holdco Class B Shares into the Issuer’s Class B ordinary shares within 60 days of December 31, 2020. The Issuer’s Class B ordinary shares underlying its ESOP Holdco Class B Shares have been issued to the ESOP Holdco and are outstanding. Accordingly, the voting power of the ESOP Holdco as described in (iii) has reflected that of the Underlying Shares of the Reporting Person.

Item 5.Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.Identification and Classification of Members of the Group:

Not applicable.

Item 9.Notice of Dissolution of Group:

Not applicable.

Item 10.Certifications:

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

Jing Ju	/s/ Jing Ju Jing Ju
Abiding Joy Limited	By: /s/ Jing Ju Name: Jing Ju Title: Director